Filed by Pivotal Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Pivotal Acquisition Corp. (File No. 001-38789)
Commission File No. for the Related Registration Statement: 333-232238

Pivotal Announces KLDiscovery’s Record Second Quarter Results

•	Company achieves record quarterly revenues of $78.3 million

•	Company records all time high adjusted EBITDA of $19.1 million

•	Adjusted EBITDA growth leaps 22% over prior year period

•	Company reaffirms full year guidance of $310 million in revenues and $75.0 million in adjusted EBITDA

New York, NY and McLean, VA, August 1, 2019 – Pivotal Acquisition Corp (NYSE: PVT) (“Pivotal”), a special purpose acquisition corporation, announced 2019 second quarter results of KLDiscovery (“KLD”), a leading global provider of electronic discovery, information governance and data recovery services.

Highlights for the Second Quarter of 2019

KLD achieved its highest ever quarterly revenues and EBITDA for the quarter ended June 30, 2019. Total revenue of $78.3 million for the quarter produced adjusted EBITDA of $19.1 million, a 22% increase over the prior year period’s adjusted EBITDA of $15.7 million. Net loss for the quarter ended June 30, 2019 was $11.9 million, an improvement of 21% over the prior year period’s net loss of $15.1 million.

Revenues for the first six months of 2019 ended June 30, 2019 totaled $153.4 million while adjusted EBITDA for the first six months of 2019 ended June 30, 2019 was $34.2 million, representing a 22% increase over the prior six month period’s adjusted EBITDA of $28.0 million. Net loss for the first six months of 2019 ended June 30, 2019 was $25.5 million, an improvement of 23% over the prior year period’s net loss of $33.2 million.

“We are pleased with our record second quarter of strong growth and the continued momentum our business is enjoying in the third quarter,” said Chris Weiler, Chief Executive Officer of KLDiscovery. “We are expanding our relationships with existing clients, targeting new clients and expanding into new verticals both organically and through strategic acquisitions,” said Mr. Weiler.

In July, KLD completed two accretive acquisitions, Strategic Legal Solutions and Compiled, which expand KLD’s global customer base and information governance and eDiscovery software offerings.

“The recently completed acquisitions of both Strategic Legal Solutions and Compiled last month have already led to additional clients who now can utilize KLD’s full range of products and services,” said Jonathan Ledecky, Pivotal’s Chairman and Chief Executive Officer. “Pivotal’s management team is already in the marketplace introducing KLD’s senior management team to a broad group of potential new customers who can utilize their services,” said Mr. Ledecky.

2019 Outlook Reaffirmed

Pivotal also reaffirms KLD’s full-year 2019 outlook of revenue of $310 million and Adjusted EBITDA of $75 million.

Further information about the Company is provided in the investor presentation related to the merger with KLD filed on May 21, 2019. This guidance is subject to the risks and uncertainties described in the “Forward Looking Statements” below.

Additional Information and Where to Find It

Pivotal has filed a Registration Statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) to be used in connection with its meeting of stockholders to approve the proposed transaction with KLD. The proxy statement/prospectus will be mailed to stockholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF PIVOTAL ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Pivotal and KLD once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Pivotal when and if available, can be obtained free of charge on Pivotal’s website at www.pivotalac.com or by directing a written request to Pivotal Acquisition Corp., c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174.

Participants in the Solicitation

Pivotal and KLD and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pivotal’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Pivotal’s directors and officers in Pivotal’s filings with the SEC, including Pivotal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on April 1, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Pivotal’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Use of Non-GAAP Financial Measures

KLD prepares audited financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). KLD also discloses and discusses non-GAAP financial measures such as adjusted EBITDA. KLD believes that these measures are relevant and provide useful information to investors by providing a baseline for evaluation and comparing its operating performance against that of other companies in KLD’s industry.

The non-GAAP financial measures that KLD uses may not be comparable to similarly titled measures reported by other companies. Also, in the future, KLD may disclose different non-GAAP financial measures in order to help its investors meaningfully evaluate and compare its results of operations to its previously reported results of operations or to those of other companies in KLD’s industry. KLD also believes the use of non-GAAP financial measures reflects its ongoing operating performance because the isolation of non-cash charges, such as amortization and depreciation, and other items, such as interest, income taxes, management fees and equity compensation, acquisition and transaction costs, restructuring costs, systems establishment, and costs associated with strategic initiatives which are incurred outside the ordinary course of business, and provide information about KLD’s cost structure, that helps track its operating progress. In addition, KLD urges investors and potential investors to carefully review the GAAP financial information and compare with its adjusted EBITDA.

Adjusted EBITDA

KLD views adjusted EBITDA as an operating performance measure and as such, it believes that the most directly comparable GAAP financial measure is net loss. In calculating adjusted EBITDA, KLD excludes from net loss certain items that it believes are not reflective of KLD’s ongoing business and exclusion of these items allows KLD to provide additional analysis of the financial components of the day-to-day operation of its business. KLD has outlined below the type and scope of these exclusions.

About KLDiscovery

KLDiscovery provides technology-enabled services and software to help law firms, corporations, government agencies and consumers solve complex data challenges. The company, with offices in 40+ locations across 20 countries, is a global leader in delivering best-in-class eDiscovery, information governance and data recovery solutions to support the litigation, regulatory compliance, internal investigation and data recovery and management needs of our clients. Serving clients for over 30 years, KLDiscovery offers data collection and forensic investigation, early case assessment, electronic discovery and data processing, application software and data hosting for web-based document reviews, and managed document review services. In addition, through its global Ontrack Data Recovery business, KLDiscovery delivers world-class data recovery, email extraction and restoration, data destruction and tape management. KLDiscovery has been recognized as one of the fastest growing companies in North America by both Inc. Magazine (Inc. 5000) and Deloitte (Deloitte’s Technology Fast 500) and CEO Chris Weiler was recognized as a 2014 Ernst & Young Entrepreneur of the Year™. Additionally, KLDiscovery is a Relativity Certified Partner and maintains ISO/IEC 27001 Certified data centers around the world. For more information, please email info@kldiscovery.com or visit www.kldiscovery.com.

About Pivotal Acquisition Corp.

Pivotal Acquisition Corp. (NYSE: PVT), a public investment vehicle, is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Pivotal’s securities are quoted on the New York Stock Exchange under the ticker symbols PVT, PVT WS and PVT.U. For more information, visit www.pivotalac.com.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding KLD’s future financial and business performance for the full-year 2019, attractiveness of KLD’s product offerings and platform and the value proposition of KLD’s products, are forward-looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Pivotal’s or KLD’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Pivotal stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; KLD’s ability to execute on its plans to develop and market new products and the timing of these development programs; KLD’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of KLD’s solutions; the success of other competing technologies that may become available; KLD’s ability to identify and integrate acquisitions; the performance and security of KLD’s services; potential litigation involving Pivotal or KLD; and general economic and market conditions impacting demand for KLD’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure of other closing conditions, as well as other risks and uncertainties set forth in the “Risk Factors” section of Pivotal’s Registration Statement on Form S-4 and any subsequent reports that Pivotal files with the SEC. Neither Pivotal nor KLD undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations Contacts

Marc P. Griffin

646-277-1290

Marc.Griffin@ICRinc.com

Michael Bowen

203-682-8299

Michael.Bowen@ICRinc.com

Media Contact

Krystina Jones

888-811-3789

Krystina.Jones@KLDiscovery.com

Consolidated Statements of Operations and Comprehensive Income

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Revenues	$78,332	$75,185	$153,358	$145,397
Cost of revenues	39,464	39,252	76,919	79,602

Gross profit	38,868	35,933	76,439	65,795

Operating expenses
General and administrative	15,344	14,202	30,188	26,589
Research and development	1,490	1,494	2,922	3,313
Sales and marketing	11,466	13,977	24,169	28,360
Depreciation and amortization	9,893	10,192	19,718	21,065

Total operating expenses	38,193	39,865	76,997	79,327

Income (Loss) from operations	675	(3,932)	(558)	(13,532)
Other expenses
Other expense	34	(76)	131	35
Interest expense	12,387	11,545	24,453	22,631

Loss before income taxes	(11,746)	(15,401)	(25,142)	(36,198)
Income tax (benefit) provision	233	(266)	329	(3,026)

Net loss	$(11,979)	$(15,135)	$(25,471)	$(33,172)

Other comprehensive income (loss), net of tax
Foreign currency translation	(422)	(5,958)	386	(3,860)

Total other comprehensive income (loss), net of tax	(422)	(5,958)	386	(3,860)

Comprehensive loss	$(12,401)	$(21,093)	$(25,085)	$(37,032)

Net loss per share—basic and diluted	$(3.25)	$(4.36)	$(6.91)	$(9.70)

Weighted average shares outstanding—basic and diluted	3,690,555	3,470,219	3,687,011	3,421,257

Reconciliation of Non-GAAP Financial Measures

(In thousands, Unaudited)

	For The Three Months Ended June,
	2019	2018
Net loss	$(11,979)	$(15,135)
Interest expense	12,387	11,545
Income tax expense (benefit)	233	(266)
Depreciation and amortization expense	12,530	12,901

EBITDA	$13,171	$9,045
Acquisition, financing and transaction costs	2,582	250
Strategic Initiatives:
Sign-on bonus amortization	113	1,314
Non-recoverable draw	921	1,493
Recruiting and signing bonuses	0	(100)
Legal fees	0	1,809

Total strategic initiatives	$1,034	$4,516
Management fees, stock compensation and other	885	1,351
Restructuring costs	626	244
Systems establishment	806	262

Adjusted EBITDA	$19,104	$15,668

	For The Six Months Ended June,
	2019	2018
Net loss	$(25,471)	$(33,172)
Interest expense	24,453	22,631
Income tax expense (benefit)	329	(3,026)
Depreciation and amortization expense	25,063	28,877

EBITDA	$24,374	$15,310
Acquisition, financing and transaction costs	2,756	786
Strategic Initiatives:
Sign-on bonus amortization	225	2,734
Non-recoverable draw	2,035	2,941
Recruiting and signing bonuses	0	804
Legal fees	0	2,157

Total strategic initiatives	$2,260	$8,636
Management fees, stock compensation and other	2,100	1,958
Restructuring costs	1,335	870
Systems establishment	1,360	423

Adjusted EBITDA	$34,185	$27,983